Exhibit 99.1

Theratechnologies Inc.

Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars)

Theratechnologies Inc.

Interim Consolidated Statements of Financial Position

(Unaudited)

(in thousands of Canadian dollars)

	Note		As at August 31, 2013	As at November 30, 2012
			$	$
Assets

Current assets
Cash			1,624	1,512
Bonds			73	149
Trade and other receivables	6		726	1,168
Tax credits and grants receivable			6	421
Inventories	7		11,354	12,789
Prepaid expenses			871	970
Derivative financial assets	9	(a)	122	79

			14,776	17,088

Non-current assets
Bonds			12,037	18,842
Property and equipment			309	402

			12,346	19,244

Total assets			27,122	36,332

Liabilities

Current liabilities
Accounts payable and accrued liabilities	8		2,721	3,339
Provisions	11		18	1,211
Current portion of deferred revenue			1,857	1,854

			4,596	6,404

Non-current liabilities
Provisions	11		—	4,415
Other liabilities			182	216
Deferred revenue			1,236	2,627

			1,418	7,258

Total liabilities			6,014	13,662

Equity
Share capital			280,872	280,872
Contributed surplus			8,226	8,158
Deficit			(268,243)	(266,786)
Accumulated other comprehensive income			253	426

			21,108	22,670

Total liabilities and equity			27,122	36,332

Contingent liability	10
Commitments	12
Subsequent events	13

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

(in thousands of Canadian dollars, except per share amounts)

			For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note		2013	2012	2013	2012
			$	$	$	$
Revenue
Sale of goods			786	1,725	2,233	3,860
Research services – Up-front payments and initial technology access fees			463	1,070	1,390	3,209
Royalties and licence fees			928	1,027	2,684	2,599

			2,177	3,822	6,307	9,668

Operating expenses
Cost of sales	5		823	1,704	2,556	3,733
Research and development expenses, net of tax credits of $91 (2012 – $386) for the three-month period and $147 (2012 – $557) for the nine-month period			2,578	1,724	5,824	4,447
Selling and market development expenses			59	219	190	736
General and administrative expenses			741	1,068	2,614	4,906
Restructuring costs	11		—	3	(3,093)	6,176

			4,201	4,718	8,091	19,998

Loss from operating activities			(2,024)	(896)	(1,784)	(10,330)

Finance income			107	180	433	698
Finance costs			(8)	31	(79)	47

			99	211	354	745

Loss before income taxes			(1,925)	(685)	(1,430)	(9,585)
Income tax expense			(10)	(13)	(27)	(14)

Loss for the period			(1,935)	(698)	(1,457)	(9,599)

Other comprehensive loss, net of tax
Net change in fair value of available-for-sale financial assets, net of tax			(58)	(76)	(97)	14
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			(6)	(8)	(76)	(100)

			(64)	(84)	(173)	(86)

Total comprehensive loss for the period			(1,999)	(782)	(1,630)	(9,685)

Basic and diluted loss per share	9	(c)	(0.03)	(0.01)	(0.02)	(0.16)

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended August 31, 2013 and 2012

(in thousands of Canadian dollars)

		2013
		Share capital				Unrealized gains (losses) on available- for-sale financial assets*
	Note	Number of shares	Amount	Contributed surplus	Deficit		Total
			$	$	$	$	$
Balance as at November 30, 2012		61,010,603	280,872	8,158	(266,786)	426	22,670

Total comprehensive loss for the period
Net loss for the period					(1,457)	—	(1,457)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax					—	(97)	(97)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax					—	(76)	(76)

Total comprehensive loss for the period					(1,457)	(173)	(1,630)

Transactions with owners, recorded directly in equity
Share-based compensation plan
Share-based compensation for stock option plan	9(b)	—	—	68	—	—	68

Balance as at August 31, 2013		61,010,603	280,872	8,226	(268,243)	253	21,108

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statement of Changes in Equity, Continued

(Unaudited)

For the nine-month periods ended August 31, 2013 and 2012

(in thousands of Canadian dollars)

	2012
	Share capital				Unrealized gains (losses) on available- for-sale financial assets*
	Number of shares	Amount	Contributed surplus	Deficit		Total
		$	$	$	$	$
Balance as at November 30, 2011	60,865,266	280,488	8,242	(252,846)	459	36,343

Total comprehensive loss for the period
Net loss for the period				(9,599)	—	(9,599)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax				—	14	14
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax				—	(100)	(100)

Total comprehensive loss for the period				(9,599)	(86)	(9,685)

Transactions with owners, recorded directly in equity
Share-based compensation plan
Share-based compensation for stock option plan	—	—	185	—	—	185
Exercise of stock options
Monetary consideration	145,337	243	—	—	—	243
Attributed value	—	141	(141)	—	—	—

Total contributions by owners	145,337	384	44	—	—	428

Balance as at August 31, 2012	61,010,603	280,872	8,286	(262,445)	373	27,086

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

Theratechnologies Inc.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of Canadian dollars)

			For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note		2013	2012	2013	2012
			$	$	$	$
Cash flows from

Operating activities
Net loss for the period			(1,935)	(698)	(1,457)	(9,599)
Adjustments for
Depreciation of property and equipment			26	63	93	254
Gain on disposal of property and equipment			—	—	(60)	—
Change in deferred revenue			(466)	(1,072)	(1,388)	(3,206)
Share-based compensation for stock option plan	9	(b)	26	56	68	185
Income tax			10	13	27	14
Writedown of inventories	7		184	—	376	8
Lease inducements and amortization			(8)	45	(34)	(366)
Change in fair value of derivative financial assets	9	(a)	(2)	233	7	452
Change in fair value of liability related to deferred stock unit plan	9	(a)	2	(231)	5	(450)
Change in fair value of derivative financial liabilities			(15)	(18)	—	(16)
Interest income			(101)	(172)	(357)	(598)
Interest received			157	214	596	939

			(2,122)	(1,567)	(2,124)	(12,383)

Changes in operating assets and liabilities
Trade and other receivables			955	1,077	442	1,661
Tax credits and grants receivable			471	231	415	60
Inventories			1,223	287	1,059	(3,598)
Prepaid expenses			191	212	99	770
Accounts payable and accrued liabilities			(100)	516	(623)	(2,122)
Provisions			(3)	(265)	(5,608)	3,734

			2,737	2,058	(4,216)	505

Cash flows from (used in) operating activities			615	491	(6,340)	(11,878)

Financing activities
Proceeds from exercise of stock options			—	—	—	243

Investing activities
Acquisition of property and equipment			—	—	60	(69)
Proceeds from sale of bonds			606	1,011	6,442	11,979
Prepayment of derivative financial assets			—	—	(50)	(290)

Cash flows from investing activities			606	1,011	6,452	11,620

Net change in cash for the period			1,221	1,502	112	(15)

Cash – Beginning of period			403	1,042	1,512	2,559

Cash – End of period			1,624	2,544	1,624	2,544

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

1	Reporting entity

Theratechnologies Inc. is a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor, or GRF, peptides.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Quebec) and is domiciled in Quebec, Canada. The Company is located at 2310 Alfred-Nobel Boulevard, Montréal, Quebec H4S 2B4.

2	Basis of preparation

Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual financial statements for the year ended November 30, 2012 and the notes thereto. These interim financial statements have not been reviewed by the Company’s auditors.

Summary of accounting policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements as at November 30, 2012.

Other new or amended accounting standards had no impact on the Company’s accounting methods.

Basis of measurement

The Company’s interim financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in note 2 to the annual financial statements as at November 30, 2012.

Functional and presentation currency

These interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

3	Recent changes in accounting standards

New or revised standards and interpretations issued but not yet adopted

The following new or revised standards and interpretations have been issued but are not yet effective for the Company:

a)	IFRS 9, Financial Instruments

In November 2009, the IASB issued IFRS 9 (“IFRS 9 (2009)”), and in October 2010, the IASB published amendments to IFRS 9 (“IFRS 9 (2010)”).

IFRS 9 (2009) replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held to maturity, available for sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	Financial assets measured at amortized cost; or

•	Financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held for trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (“OCI”). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39 except as described below.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on December 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

b)	IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 replaces the guidance in IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities. IAS 27 (2008) survives as IAS 27 (2011), Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements.

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special-purpose entities in the scope of SIC 12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The amendments issued in June 2012 simplify the process of adopting IFRS 10 and provide additional relief from certain disclosures.

The Company intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

c)	IFRS 13, Fair Value Measurement

In May 2011, the IASB published IFRS 13, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or OCI.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

IFRS 13 explains “how” to measure fair value when it is required or permitted by other IFRSs. The standard does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

d)	Amendments to IAS 1, Presentation of Financial Statements

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently, an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.

The existing option to present the profit or loss and OCI in two statements has remained unchanged.

The Company adopted IAS 1 on December 1, 2012, which had no impact on the consolidated financial statements.

e)	Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on December 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

4	Revenue

In April 2013, the Company announced that the distribution and licence agreement with Ferrer Internacional S.A. had been terminated by mutual agreement. Consequently, the Company re-acquired 100% of the commercialization rights for tesamorelin in Europe, Russia, South Korea, Taiwan and certain other Asian countries.

5	Cost of sales

		For the three-month periods ended August 31,
	Note	2013	2012
		$	$
Cost of goods sold		678	1,585
Other costs		(39)	—
Writedown of inventories	7	184	—
Production development costs		—	119

		823	1,704

		For the nine-month periods ended August 31,
	Note	2013	2012
		$	$
Cost of goods sold		1,940	3,423
Other costs		240	—
Writedown of inventories	7	376	8
Production development costs		—	302

		2,556	3,733

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

6	Trade and other receivables

	As at August 31, 2013	As at November 30, 2012
	$	$
Trade receivables	674	1,045
Sales tax receivable	35	113
Loans granted to employees under share purchase plan	—	1
Other receivables	17	9

	726	1,168

7	Inventories

	As at August 31, 2013	As at November 30, 2012
	$	$
Raw materials	10,813	11,113
Work in progress	152	336
Finished goods	389	1,340

	11,354	12,789

During the nine-month period ended August 31, 2013, the Company recorded an inventory provision of $376 on raw materials (2012 – $8), to write down their value to their estimated net realizable value. The writedown in 2013 was due to a loss of raw materials incurred during their conversion to finished goods. The net inventory provision of $376 was recorded in cost of sales (2012 – $8).

The writedown in 2012 was due to pricing related to raw materials that were originally purchased under research and development conditions and not under current long-term procurement agreements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

8	Accounts payable and accrued liabilities

	Note		As at August 31, 2013	As at November 30, 2012
			$	$
Trade payables			495	1,474
Accrued liabilities and other payables			1,488	1,253
Salaries and benefits due to related parties			140	104
Employee salaries and benefits payable			492	440
Liability related to deferred stock unit plan	9	(a)	106	68

			2,721	3,339

9	Share capital

a)	Deferred stock unit plan

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”) and, in April 2013, the Board of Directors suspended the DSU Plan. The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors and chair of the board in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU (the “DSU Value”) is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which a Beneficiary determines that he desires to receive or redeem DSUs and during the four previous trading days. Effective February 7, 2012, Beneficiaries who act as directors must elect to receive DSUs before each calendar quarter, whereas Beneficiaries who act as officers must make that election within 48 hours after having been notified of their annual bonus. For the purposes of granting DSUs, the DSU Value for directors is determined on the first trading day of the beginning of a calendar quarter and the DSU Value for officers is determined on the second business day after they have been notified of their annual bonus.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company, except with respect to DSUs held by the former president and chief executive officer. Under the terms of the employment agreement of the former president and chief executive officer of the Company, DSUs may only be redeemed from the business day preceding the third anniversary date of their dates of grant but no later than the last day of the third calendar year following the calendar year during which the DSUs were granted. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU Value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSUs or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

The DSUs are totally vested at the grant date. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized at the grant date. During the nine-month period ended August 31, 2013, $34 (2012 – $293) was recorded as an expense and is included in general and administrative expenses. The liability related to the DSUs is adjusted periodically to reflect any change in the market value of the common shares. For the nine-month period ended August 31, 2013, a loss of $5 (2012 – a gain of $450) was recognized due to the change in the fair value of DSUs. This loss is included in gain (loss) on financial instruments carried at fair value. As at August 31, 2013, the Company had a total of 366,269 DSUs outstanding (November 30, 2012 – 265,522) and a liability related to the DSUs of $106 (November 30, 2012 – $68).

Cash-settled forward stock contracts

To protect against fluctuations in the value of the DSUs, the Company entered into two cash-settled forward stock contracts in 2011. The Company paid $837 as advance payments on the contracts. This amount corresponds to 146,875 common shares of the Company at a weighted average price of $5.70 per share. The contracts initially expired in December 2011. On December 2, 2011, the two cash-settled forward stock contracts were amended to expire in December 2012. They were not designated as hedging instruments for accounting purposes. The Company entered into two other cash-settled forward stock contracts in 2012. The Company paid $290 as advance payment on the stock contracts. This amount corresponds to 118,647 common shares of the Company at a weighted average price of $2.44 per share. In 2013, the Company entered into one other cash-settled forward stock contract. The Company paid $50 as advance payment on the stock contract. This amount corresponds to 100,747 common shares of the Company at a weighted average price of $0.50 per share. Changes in fair value of these contracts are included in gain (loss) on financial instruments carried at fair value in the period in which they occur.

In connection with these forward stock contracts, the Company invested $1,127 in term deposits, as advance payments, with the same counterparty, such term deposits maturing at the same time as the cash-settled forward stock contracts. During the nine-month period ended August 31, 2013, a loss of $7 (2012 – a loss of $452) related to the change in the fair value of derivative financial assets was recognized. As at August 31, 2013, the fair value of cash-settled forward stock contracts was $122 (November 30, 2012 – $79) and is recorded in derivative financial assets.

b)	Stock option plan

The Company has established a stock option plan under which it may grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at August 31, 2013, 1,441,636 options were available to be granted by the Company (as at August 31, 2012 – 883,842).

All options are to be settled by the physical delivery of the shares.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

Changes in the number of options outstanding were as follows:

	Number of options	Weighted average exercise price per option
		$
Options as at November 30, 2011	2,329,470	4.87

Expired	(255,000)	8.58
Forfeited	(502,835)	5.42
Exercised	(145,337)	1.67

Options as at November 30, 2012	1,426,298	4.34

Expired	(15,000)	5.40
Granted	880,000	0.37
Forfeited	(392,793)	5.24

Options as at August 31, 2013	1,898,505	2.31

During the nine-month period ended August 31, 2013, $68 (2012 – $185) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	For the nine-month periods ended August 31,
	2013	2012
Risk-free interest rate	1.88%	—
Expected volatility	81.00%	—
Average option life	8 years	—
Expected dividends	nil	—
Grant-date share price	$0.37	—
Option exercise price	$0.37	—

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

The following table summarizes the weighted average fair value of stock options granted during the periods ended August 31:

For the three-month periods ended August 31,
	2013		2012
	Number of options	Weighted average grant-date fair value	Number of options	Weighted average grant-date fair value
		$		$
Options granted	—	—	—	—

	For the nine-month periods ended August 31,
	2013		2012
	Number of options	Weighted average grant-date fair value	Number of options	Weighted average grant-date fair value
		$		$
Options granted	880,000	0.24	—	—

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

c)	Earnings (loss) per share

For the nine-month period ended August 31, 2013, the calculation of basic earnings (loss) per share was based on the net loss attributable to common shareholders of the Company of $(1,457) (2012 – $(9,599)), and a weighted average number of common shares outstanding of 61,010,603 (2012 – 60,974,733), calculated as follows:

	For the three-month periods ended August 31,
	2013	2012
Issued common shares as at June 1	61,010,603	61,010,603

Weighted average number of common shares	61,010,603	61,010,603

	For the nine-month periods ended August 31,
	2013	2012
Issued common shares as at December 1	61,010,603	60,865,266
Effect of share options exercised	—	109,467

Weighted average number of common shares	61,010,603	60,974,733

As at August 31, 2013, 1,898,505 options that may potentially dilute earnings per share in the future were not considered in the computation, since the exercise price of these options was higher than the average market price.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

10	Contingent liability

Litigation

In February 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against the Company, a director and a former executive officer. In July 2013, the Court of Appeal confirmed the earlier decision of the Superior Court of Québec. An application for leave to appeal the decision issued by the Court of Appeal was filed in September 2013 with the Supreme Court of Canada.

In addition, 121851 Canada Inc. filed a new motion in the Superior Court of Québec, District of Montréal, in May 2013, to institute a class action against the Company, a director and a former executive officer. This second motion is based on the same facts and seeks the same conclusion as the first motion, except that damages are sought under the Civil Code of Québec instead of the Securities Act (Québec). No date has been scheduled for the hearing of this second motion.

11	Restructuring costs

Early in 2012, the Company took steps to narrow the focus of its business by concentrating its efforts on EGRIFTATM and on developing TH1173. The related restructuring costs amounted to $6,176 for the nine-month period ended August 31, 2012. In October 2012, the Company announced further revisions to its business plan and related restructuring activities aimed at accelerating the process of becoming cash neutral. The second restructuring resulted in 2012 fourth-quarter costs of $4,526.

Effective April 2, 2013, the Company amended its lease agreement with its landlord, which will result in an 85% reduction in annual cash outlays for rent and shortens the remaining term of the lease from eight years to five years. The floor space occupied by the Company is reduced from 36,400 sq. ft. to 5,000 sq. ft. Consequently, management reviewed its estimates of the onerous lease provision, and a reversal in the amount of $3,119 has been recorded for the nine-month period ended August 31, 2013.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

	For the nine-month periods ended August 31,
	2013	2012
	$	$
Restructuring costs
Lease
Onerous lease provision	(3,119)	4,055
Writeoff of related deferred lease inducements	—	(481)

	(3,119)	3,574

Depreciation of property and equipment	17	250
Employee termination benefits	40	1,258
Termination of COPD clinical program	—	1,067
Professional fees and other fees	(31)	27

	26	2,602

	(3,093)	6,176

In the interim consolidated statements of financial position, provisions related to the restructuring are as follows:

	As at November 30, 2012
	Onerous lease provision	Other costs	Total
	$	$	$
Balance as at November 30, 2011	—	52	52

Provisions made during the year	5,905	3,963	9,868
Provisions used during the year	(455)	(3,870)	(4,325)
Accretion expense	31	—	31

	5,481	145	5,626
Less: Current portion	1,066	145	1,211

Non-current portion as at November 30, 2012	4,415	—	4,415

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

August 31, 2013 and 2012

(in thousands of Canadian dollars, except per share amounts)

	As at August 31, 2013
	Onerous lease provision	Other costs	Total
	$	$	$
Balance as at November 30, 2012	5,481	145	5,626

Provisions used during the period	(369)	(120)	(489)
Reversal of provisions	(5,126)	(7)	(5,133)
Accretion expense	14	—	14

	—	18	18
Less: Current portion	—	18	18

Non-current portion as at August 31, 2013	—	—	—

12	Commitments

Lease

Following the signing of an amendment to the lease agreement in April 2013 (see note 11, Restructuring costs), the minimum payments required under the terms of the non-cancellable lease as at August 31, 2013 are as follows:

$
Less than one year	95
Between one and five years	340

435

The Company has committed to pay the lessor for the Company’s share of operating expenses of the leased premises.

13	Subsequent events

In September and October 2013, raw material losses, worth approximately $550, were incurred during handling procedures which are part of the manufacturing process of EGRIFTATM. The Company is analyzing the responsibility in regards to those events.